Cover-All Technologies Inc.
55 Lane Road, Suite 300

Fairfield, New Jersey 07004

July 26, 2011

VIA EDGAR & FACSIMILE

Mr. Mark P. Shuman

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Cover-All Technologies Inc.
Post-Effective Amendment No. 2 to Form S-1

Filed May 11, 2011

File No. 333-156397

Dear Mr. Shuman:

On behalf of Cover-All Technologies Inc., a Delaware corporation (“Cover-All ” or the “Company ”), we are transmitting responses to your letter of comments dated May 20, 2011, relating to the Company’s Post-Effective Amendment No. 2 to Form S-1 filed on May 11, 2011.  We have today filed Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (“ Post-Effective Amendment No. 3”).

Please note that for your convenience we have recited each of your comments and provided the response to each comment immediately thereafter.

General

1.

We note that this post-effective amendment to your Form S-1 includes only portions of your prospectus.  To the extent any changes in the prospectus have been made, all of Part I of the registration statement must be filed.  Please refile this post-effective amendment with an entire prospectus, which is updated to the date of filing.  See Securities Act Rule 472(b).

Response:  We have filed Post-Effective Amendment No. 3 in order to convert our registration statement on Form S-1 into a registration statement on Form S-3.  Post-Effective Amendment No. 3 includes an entire prospectus containing the information required by Form S-3, which is updated to the date of filing.

2.

Please be sure that each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendment that keys your

Mr. Mark P. Shuman
July 26, 2011

responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.

Response:  As previously mentioned, we have filed Post-Effective Amendment No. 3 to convert our registration statement on Form S-1 into a registration statement on Form S-3 and, in connection therewith, have updated the entire prospectus to contain the information required by Form S-3.  As such, we do not believe that it is practicable to mark the changes within the paragraphs.

Selling Stockholders, page 3

3.

We note that you report in this post-effective amendment that the number of shares beneficially owned and offered by the selling shareholders is the same as the number of shares beneficially owned and offered on the date your initial registration statement was taken effective.  Please confirm, if true, that no sales were made by the selling shareholders as of the date of this post-effective amendment.  To the extent any sales were made by any of the selling shareholders, please revise your document accordingly.

Response:  We have revised the number of shares beneficially owned and offered by the selling stockholders to reflect sales which were made by the selling stockholders up to the date of Post-Effective Amendment No. 3 and, in the case of one selling stockholder, to reflect the removal of such selling stockholder from the registration statement (with such stockholder’s consent).  We had previously instructed the selling stockholders to notify us in connection with any such sales so that we may keep this information current and have reminded them of this obligation.

*         *         *

As per your instructions in your letter of comments, Cover-All acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (973) 461-5190 or David E. Weiss of Sills Cummis & Gross P.C. (212) 500-1579 if you have any questions or require further information.  Please advise us if we can further assist you in the review of the above-referenced documents.

Very truly yours,

/s/ Ann F. Massey

Ann F. Massey

Chief Financial Officer

Mr. Mark P. Shuman
July 26, 2011

cc:

John W. Roblin, Chairman and Chief Executive Officer
Ryan Houseal, Esq., SEC

David E. Weiss, Esq.